Burnet,
Duckworth
& Palmer LLP
Law Firm


06018472

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-14

Via Courier


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH, D.C.
151
SECTION

November 9, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Interim Financial Statements for the Third Quarter Ended September 30, 2006;
2. Form 52-109F2 – Certification of Interim Filings – CEO dated November 7, 2006; and
3. Form 52-109F2 – Certification of Interim Filings – CFO dated November 7, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

dw 11/15

G:\058383\0014\Letter to Sec and Exch Comm 07.doc


rockenergy INC
Q3

Interim Results for the Period Ended September 30, 2006

CORPORATE SUMMARY

FINANCIAL	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005
Oil and gas revenue ('000)	**$7,023**	$7,030	**$25,621**	$11,114
Cash flow from operations ('000) [1]	**$3,791**	$3,552	**$11,223**	$5,413
Per share – basic	**$0.19**	$0.18	**$0.57**	$0.39
– diluted	**$0.19**	$0.18	**$0.57**	$0.38
Net income ('000)	**$891**	$634	**$(766)**	$762
Per share – basic	**$0.05**	$0.03	**$(0.04)**	$0.05
– diluted	**$0.05**	$0.03	**$(0.04)**	$0.05
Capital expenditures ('000)	**$12,520**	$7,920	**$26,645**	$76,469

	As at Sept. 30, 2006	As at Sept. 30, 2005
Working capital ('000)	**$(8,990)**	$(22,643)
Common shares outstanding	**19,637,321**	19,588,689
Options outstanding	**1,798,111**	1,180,276

OPERATIONS	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005
Average daily production				
Crude oil and NGLs (bbls/d)	**1,055**	345	**896**	246
Natural gas (mcf/d)	**3,350**	5,985	**7,396**	3,239
Barrels of oil equivalent (boe/d)	**1,613**	1,343	**2,129**	786
Average product prices				
Crude oil (CDN$/bbl)	**$51.72**	$58.59	**$45.86**	$50.73
NGLs (CDN$/bbl)	**$56.86**	$59.73	**$60.36**	$54.86
Natural gas (CDN$/mcf)	**$6.41**	$9.37	**$7.01**	$8.65
BOEs (CDN$/boe)	**$47.30**	$56.90	**$44.08**	$51.82
Field netback (CDN$/boe)	**$28.90**	$32.10	**$23.14**	$29.44

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

During the third quarter of 2006 Rock has demonstrated the capability of our drilling program to deliver solid results. Our activities are focused into two core areas where we have been able to increase our working interests and operatorship. We estimate that our 2006 drilling program has been able to add over 2 million boe of reserves (Proven + Probable) which more than replaces our production so far this year and the volumes we sold in our rationalization program in July. Rock estimates the current net asset value per share for the company to be $4.25 assuming the price forecast used by GLJ Petroleum Consultants effective October 1,2006.

Operationally we participated in an operated re-entry in Musreau (net 0.75), which production tested rates of over 2.0 mmcf per day, and two light oil re-completions in the Medicine River area which should add 75 boe per day. The gas well at Musreau is not expected to be tied in until the fourth quarter of 2007, in time for the gas plant expansion in the area. In the Plains core area we drilled 8 (8.0 net) successful heavy oil wells during the quarter. Production from these wells was brought on stream in September and October. The table below illustrates our 2006 drilling program results generating a 96% casing success rate.

2006 Drilling	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	Year-to-date Total
Heavy oil wells	7 (7.0 net)	2 (2.0 net)	8 (8.0 net)	17 (17.0 net)
Light oil wells	2 (0.7 net)	Nil	Nil	2 (0.7 net)
Gas wells	1 (0.1 net)	Nil	3 (1.3 net)	4 (1.4 net)
Dry and abandoned wells	Nil	Nil	1 (1.0 net)	1 (1.0 net)
Total wells	10 (7.8 net)	2 (2.0 net)	12 (10.3 net)	24(20.1 net)

During the fourth quarter Rock expects to spend $4 million drilling another 4 (4.0 net) heavy oil wells, participate in drilling 3 (0.4 net) gas wells and 3 (1.5 net) gas re-completions.

Production for the third quarter decreased to 1,613 boe per day from 2,190 boe per day in the second quarter of 2006 primarily due to the sale of the producing properties in July. Currently our production is estimated to be over 2,100 boe per day and we are on track to exit the year at 2,200 boe per day, which excludes 300 boe per day of shut in gas production at Musreau.

Financially, third quarter cash flow from operations of $3.8 million ($0.19 per basic and diluted share) increased slightly compared to the same period last year, and it was down by 6% compared to the second quarter of 2006 due to the property sales. Net income during the quarter increased to $0.9 million ($0.05 per basic and diluted share) from a loss of $0.6 million ($0.03 per basic and diluted share) for the second quarter of 2006. The increase in net income is primarily due to a decrease in our depletion expense as a result of the 2006 drilling program and positive royalty adjustments.

Capital expenditures for the third quarter were $12.7 million (excluding the effect of the property sales), versus $4.4 million in the second quarter of this year. The spending in the third quarter primarily went to drilling the twelve wells listed above plus $1.8 million on land and seismic.

Rock's Board of Directors has approved an initial capital budget of $22 million for 2007. This budget will allow the company to drill approximately 22 (17.6 net) wells and increase our production to exit the year at 2,600-2,800 boe per day. Assuming a price forecast for WTI = $US 65.00/bbl and AECO = $CDN 7.50/mcf, the program will generate cash flow of $15 million ($0.76/share). This capital program can be funded with our cash flow and existing debt facility.

As we move into the last quarter of the year Rock is proud of the accomplishments to date. Our drilling program has essentially replaced the reserves sold and produced so far this year. Rock's net asset value per share has increased by over 10% compared to the beginning of the year, and this calculation does not recognize the potential of our 2007 West Central gas exploration program. We have built a significant inventory of drilling prospects for 2007 and have the financial resources to execute on our budget and provide a 20-25% growth in exit production volumes. Rock has an exciting inventory of over 80 exploration and development locations, and we believe the next 6-12 months will provide an ideal time to aggressively pursue acquisitions. We expect 2007 will be a significant year for Rock as we move forward with our drilling and pursue acquisition activities to provide growth for our shareholders.

On behalf of the Board of Directors,

signed "Allen J. Bey"

Allen J. Bey
President and CEO
November 7, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated November 7, 2006 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three and nine months ended September 30, 2006 and the consolidated financial statements for the fiscal year-ended December 31, 2005. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2005.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ("boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock is updating its guidance previously issued as follows:

	Nov. 7, 2006 Guidance	July 4 & Aug 11, 2006 Guidance	Change
2006 Production (boe/d)			
Annual	2,100	2,100	0%
Exit	2,200 – 2,400	2,200 – 2,400	0%
2006 Cash Flow			
Annual - $	$13.5 million	$13 million	4%
Annual - $per share	$0.69	$0.66	5%
Capital Budget			
2006 expenditures	$30 million	$30 million	0%
Wells Drilled	31	25 – 30	13%
Total Year End Debt	$11 million	$11 million	0%
Pricing	(Oct – Dec avg.)	(July – Dec avg.)	
Oil – WTI	US$60.00	US$65.00/bbl	(8%)
Gas – AECO	$6.67/mcf	$7.50/mcf	(11%)
Cdn/US dollar	0.90	0.90	0%

Cash flow is forecasted to increase slightly to $13.5 million for the year despite projected lower commodity prices in the fourth quarter as third quarter oil prices exceeded previous projections and royalty expense was reduced for Alberta Royalty Tax Credits. Exit production is expected to be in the range of previous estimates although the production composition has changed from gas to oil. Approximately 300 boe per day of gas production from 3 (1.9 net) gas wells in Musreau have not been tied-in due to facility constraints in the area. These wells are now expected to be tied-in by October 2007. This delayed production is being replaced with an additional 75 bbl per day of light oil at Medicine River, Alberta from 2 (2.0 net) re-completions and 225 bbl per day of heavy oil from 4 (4.0 net) wells drilled in October and early November in the Plains core area. Capital expenditure and year-end debt projections have not changed. Year-end debt to fourth quarter annualized cash flow ratio is projected to be approximately one to one.

Rock is providing initial guidance for 2007 in the table below.

	Nov. 7, 2006 Guidance
2007 Production (boe/d)	
Annual	2,200
Exit	2,600 – 2,800
2006 Cash Flow	
Annual - $	$15 million
Annual - $per share	$0.76
Capital Budget	
2006 expenditures	$22 million
Wells Drilled	20 – 25
Total Year End Debt	$18 million
Pricing	
Oil – WTI	US$65.00
Gas – AECO	$7.50/mcf
Cdn/US dollar	0.90

Cash flow is forecasted to improve to $15 million as production levels increase and gas and WTI prices are projected to improve approximately 30% and 8% respectively over fourth quarter 2006 levels. Most of the production build is expected in the fourth quarter as gas wells drilled in the West Central core area, particularly in the greater Musreau area, in 2006 and 2007 are brought on stream in line with facility expansions scheduled for that area. Operating costs are expected to be at 2006 levels and royalties are forecasted to increase slightly due to the elimination of Alberta Royalty Tax Credit (ARTC) program. Capital expenditures are expected to be $22 million, with $4 million allocated for land and seismic. The capital budget will be funded from cash flow and existing bank lines. Year-end debt is expected to be $18 million, which matches the current credit lines available, resulting in a projected debt to fourth quarter annualized cash flow of approximately 1.1 to 1. The Company would expect the credit lines to be expanded as gas prices improve and the company increases its production and reserves base.

Production

Production by Product	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Gas (mcf/d)	3,350	5,985	(44%)	7,396	3,239	128%
Oil (bbl/d)	167	154	8%	170	108	57%
Heavy Oil (bbl/d)	835	107	680%	665	88	656%
NGL (bbl/d)	53	84	(37%)	61	50	22%
boe/d (6:1)	1,613	1,343	20%	2,129	786	171%

Production by Area	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
West Central Alberta (boe/d)	467	810	(42%)	1,080	366	195%
Plains (boe/d)	838	191	339%	617	165	274%
Other (boel/d)	308	342	(10%)	432	255	69%
boe/d (6:1)	1,613	1,343	20%	2,129	786	171%

Production for the periods ended September 30, 2006 has increased over prior year levels due to the heavy oil additions from the Plains core area and acquisitions completed in the second quarter of 2005, partially offset by the sale of 820 boe per day of gas production in July, 2006. Current production levels are approximately 2,100 boe per day up about 700 boe per day from post disposition levels. An additional 100 to 200 boe per day of production is expected this year once 3 (3.0 net) of the recently drilled 4 (4.0 net) heavy oil wells are brought on stream. Approximately 300 boe per day of gas production in the Musreau area is still subject to facility constraints and is expected to be on stream in the fourth quarter 2007 once a scheduled plant expansion has been completed.

Product Prices

Realized Product Prices	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Gas ($/mcf)	6.41	9.37	(32%)	7.01	8.65	(19%)
Oil ($/bbl)	70.63	71.13	(1%)	67.14	65.81	2%
Heavy Oil ($/bbl)	47.94	40.60	18%	40.41	32.27	25%
NGL ($/bbl)	56.86	59.73	(5%)	60.36	54.86	10%
boe (6:1)	47.30	56.90	(17%)	44.08	51.82	(15%)
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	6.06	9.94	(39%)	6.77	7.76	(13%)
Gas – AECO C Daily Spot ($/mcf)	5.65	9.37	(40%)	6.40	7.88	(19%)
Oil – WTI Cushing (US$/bbl)	70.48	63.19	12%	68.22	55.41	23%
Oil – Edmonton light ($/bbl)	79.08	76.51	3%	75.53	67.91	11%
Heavy Oil – Lloydminster blend ($/bbl)	57.51	53.27	8%	52.14	43.38	20%
US$/Cdn$ exchange rate	0.892	0.833	7%	0.883	0.817	8%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income primarily represents royalty revenue.

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Oil and Gas Revenue ('000)	$7,023	$7,030	0%	$25,621	$11,113	131%
Other Income ('000)	$56	$85	(34%)	$156	$217	(28%)

Increased production has been offset by lower gas prices as oil and gas revenue for the third quarter of 2006 is essentially flat to last year. For the first nine months of 2006, higher production levels more than offset lower prices when compared to the 2005 period. For the fourth quarter revenue from oil and gas operations is expected to be at the same level as the third quarter as production increases are expected to offset forecasted decline in oil prices.

Royalties

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Royalties ('000)	$782	$1,435	(46%)	$5,429	$2,361	130%
As percentage of oil and gas revenue	11.1%	20.4%	(45%)	21.2%	21.2%	0%
Per boe (6:1)	$5.27	$11.61	(54%)	$9.34	$11.01	(15%)

Royalties for the three months ended September 30, 2006 are lower on an absolute, per boe and percentage basis in comparison to the same period in 2005 as Alberta Royalty Tax Credits (ARTC) related to prior periods for the acquired properties have been recorded. Excluding ARTC of $0.5 million, the royalty rate for the period would have been approximately 18.4%, lower than last year's rate primarily due to lower pricing. For the nine months ended September 30, 2006 royalties would have been 23% without the benefit of ARTC. Royalty rates for the fourth quarter are projected to be approximately 21%.

Operating Expense

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Operating expense ('000)	$1,884	$1,539	22%	$6,518	$2,322	181%
Transportation costs ('000)	65	91	(29%)	225	117	94%
	$1,949	$1,630	20%	$6,743	$2,439	177%
Per boe (6:1)	$13.13	$13.19	0%	$11.60	$11.37	2%

Operating expenses have increased in 2006 over the same periods in 2005 due to higher production levels. The per boe operating costs are essentially the same over these time periods as both years have a component of higher costs associated with the start up of new heavy oil operations. Fourth quarter per boe operating costs are expected to decrease as heavy oil production start up costs diminish and the effect of the removal of higher cost properties sold in July is realized. Transportation costs decreased in the third quarter of 2006 as the result of costs associated with the disposed properties.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Gross ('000)	$833	$538	55%	$2,820	$1,461	93%
Per boe (6:1)	$5.61	$4.35	30%	$4.85	$6.81	(29%)
Capitalized ('000)	$356	$209	70%	$1,232	$577	114%
Per boe (6:1)	$2.40	$1.69	43%	$2.12	$2.69	(21%)
Net ('000)	$477	$329	45%	$1,588	$884	80%
Per boe (6:1)	$3.21	$2.66	22%	$2.73	$4.12	(34%)

G&A expenses increased on an absolute basis in 2006 over the same periods in 2005 due to staff bonuses paid out during the first quarter and overall higher staffing levels associated with greater levels of activity. Increased production levels have reduced G&A expenses on a per boe basis for the nine month period over last year. For the three month period per boe costs have increased compared to last year as costs increased faster than production due to the dispositions in the quarter. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to increase in the fourth quarter due to costs associated with year-end reporting.

Interest Expense

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Interest expense ('000)	$86	$151	(43%)	$783	$195	302%
Per boe (6:1)	$0.58	$1.23	(53%)	$1.35	$0.92	47%

Interest expense decreased for the three month period ended September 30, 2006 compared to the prior year period as bank debt was initially repaid following the property dispositions in July. Higher bank borrowings throughout the first nine months of 2006 compared to 2005, has resulted in higher interest expense. Interest expense is expected to increase in the fourth quarter compared to the third quarter as the average debt outstanding will increase as the result of capital spending in the last half of 2006.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
D&D expense ('000)	$2,427	$2,597	(7%)	$11,282	$4,216	168%
Per boe (6:1)	$16.35	$21.01	(22%)	$19.41	$19.65	(1%)
Accretion expense ('000)	33	30	10%	95	45	111%
Per boe (6:1)	$0.22	$0.24	(8%)	$0.16	$0.21	(22%)

The depletion and depreciation expense for the nine months ended September 30, 2006 has increased compared to the same period in 2005 primarily due to higher production. For the quarter depletion and depreciation on an absolute and per boe basis has decreased compared to a year earlier due to the new reserves being added as a result of a successful summer drilling program and the sale of higher cost properties in the quarter.

Taxes

The Company began paying capital taxes in the second quarter of 2005 as its capital base increased following the acquisitions. The federal large corporation's tax has been eliminated, however the Company will continue to pay capital taxes in Saskatchewan. Rock does not have a current income tax payable and does not expect to pay current income taxes in 2006 as the Company has estimated resource pools and loss carry forwards available at September 30, 2006 of approximately $50 million.

Cash flow from Operations and Net Income

	3 Months Ended 09/30/06	3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	9 Months Ended 09/30/05	Change
Cash flow from Operations ('000)	$3,791	$3,552	7%	$11,223	$5,413	107%
Per boe (6:1)	$25.54	$28.75	(11%)	$19.31	$25.23	(24%)
Per share - basic	$0.19	$0.18	6%	$0.57	$0.39	46%
- diluted	$0.19	$0.18	6%	$0.57	$0.38	50%
Net income ('000)	$891	$634	41%	$(766)	$762	(201)%
Per boe (6:1)	$6.00	$5.13	17%	$(1.32)	$3.55	(137)%
Per share - basic	$0.05	$0.03	67%	$(0.04)	$0.05	(180)%
- diluted	$0.05	$0.03	67%	$(0.04)	$0.05	(180)%
Weighted average shares outstanding						
- basic	19,637,321	19,586,815	0%	19,637,321	14,035,438	40%
- diluted	19,637,321	19,708,878	0%	19,664,805	14,114,534	39%

Average shares outstanding have increased for the nine month period in 2006 compared to the 2005 period primarily due to the acquisitions completed in the second quarter of 2005.

Cash flow from operations improved over the prior year periods due to higher production levels and lower royalties in the third quarter partially offset by lower commodity prices, higher operating costs and G&A expenses. Net income for the quarter improved as depletion rate was significantly reduced, however year to date a net loss has been incurred due to the higher depletion rate in the first half of the year.

Capital Expenditures

(all amounts '000)	3 Months Ended 09/30/06	*3 Months Ended 09/30/05	Quarterly Change	9 Months Ended 09/30/06	*9 Months Ended 09/30/05	Quarterly Change
Land	$1,315	$302	336%	$4,702	$2,073	130%
Seismic	483	225	115%	954	882	10%
Drilling and completion	10,403	6,522	60%	19,371	11,020	75%
Capitalized G&A	355	209	55%	1,232	577	114%
Gas gathering	175	10	1,607%.	246	(28)	(986)%
Total operations	$12,731	$7,268	75%	$26,505	$14,524	82%
Property acquisitions	Nil	Nil	N.A.	Nil	60,593	N.A.
Property dispositions	(30,874)	Nil	N.A.	(30,874)	Nil	N.A.
Well site facilities inventory	(214)	642	(134%)	41	1,295	(97%)
Office equipment	3	10	(64%)	97	57	98%
Total	($18,354)	$7,920	(332%)	($4,229)	$76,469	(106%)

* 2005 amounts have been re-categorized to be consistent with the 2006 disclosure.

During the third quarter of 2006 the Company drilled 12 (10.3 net) wells of which 11 (9.3 net) were successful. Of these wells 9 (9.0 net) were drilled in our Plains core area and 3 (1.3 net) were drilled in our West Central core area. Plains drilling focused on heavy oil targets while the West Central drilling resulted in 3 (1.3 net) gas wells. The heavy oil wells drilled in the summer are now on production. The majority of gas wells are not expected to be on production until the fourth quarter 2007, as facilities are expanded in the area. Rock was active during the quarter acquiring land and seismic which has set up several operated drilling locations for 2007 in our West Central core area targeting gas. During the quarter $30.9 million of properties were sold in conjunction with the completion of the Company's asset rationalization program. Rock's current capital budget, prior to dispositions, for 2006 is $30 million, which anticipates drilling 7 (4.4 net) and re-completing 3 (1.5 net) wells in the fourth quarter.

Liquidity and Capital Resources

The Company's working capital position improved significantly in the quarter as a $31 million disposition was completed and the proceeds used to repay bank debt. Debt including negative working capital at the end of the quarter increased to $9 million yielding a debt to third quarter annualized cash flow ratio of 0.6 to 1. Rock currently

projects capital expenditures for the fourth quarter of 2006 of approximately $4 million and cash flow from operations of approximately $2.5 million. Capital expenditures in excess of cash flow will be funded through Rock's bank facility. The Company's goal is to maintain a projected debt to annualized cash flow level of approximately 1 to 1 and that level should be maintained in the fourth quarter of 2006 based on current pricing, capital and production projections. Rock's initial capital budget for 2007 has been set at $22 million and cash flow is projected to be $15 million. The $7 million of capital in excess of cash flow can be funded through the Company's bank facility. Year-end 2006 debt is projected to be $11 million and with the planned capital program, year end 2007 debt would reach $18 million, which is the current limit available under the credit facility. At these levels, debt to 2007 fourth quarter cash flow would be approximately 1.1 to 1. Capital, debt and cash flow levels will continue to be monitored and adjustments made in order to keep projected debt to cash flow levels reasonable in light of the commodity price environment.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the current credit available is $18 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus any applicable bank fees. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next review for the demand operating loan facility is scheduled to be completed by April 30, 2007. As at November 6, 2006 approximately $9.1 million was drawn under the demand operating loan facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 09/30/06 (unaudited)	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)
Production (boe/d)	1,613	2,190	2,594	2,120	1,343	693	309	201
Oil and gas revenues ('000)	$7,023	$8,774	$9,824	$11,760	$7,030	$2,924	$1,159	$863
Price realizations ($/boe)	$47.30	$44.01	$42.08	$60.29	$56.90	$46.36	$41.65	$46.48
Royalties ($/boe)	$5.27	$8.97	$12.26	$13.67	$11.61	$10.39	$9.73	$3.73
Operating expense ($/boe)	$13.13	$10.55	$11.55	$11.83	$13.19	$8.62	$9.49	$8.48
Field netback ($/boe)	$28.90	$24.49	$18.27	$34.79	$32.10	$27.35	$22.43	$34.27
Net G&A expense ('000)	$477	$462	$649	$526	$329	$282	$274	$361
Stock-based compensation ('000)	$308	$305	$280	$257	$131	$55	$42	$58
Cash flow from operations ('000)	$3,791	$4,028	$3,404	$6,020	$3,552	$1,469	$392	$404
Per share								
- basic	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04
- diluted	$0.19	$0.21	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04
Net income ('000)	$891	$(583)	$(1,074)	$747	$634	$77	$51	$183
Per share								
- basic	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02
- diluted	$0.05	$(0.03)	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02
Capital expenditures ('000)	$12,520	$4,397	$9,728	$7,768	$7,920	$66,411	$2,138	$3,852

	As at 09/30/06	As at 06/30/06	As at 03/31/06	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04
Working capital ('000)	$(8,990)	$(31,135)	$(30,766)	$(24,442)	$(22,643)	$(18,093)	$10,297	$12,043

Production dropped 26% in the third quarter of 2006 as expected due to the property dispositions completed during the quarter. Current production levels are approximately 2,100 boe per day and are expected to exceed 2,200 boe per day by year-end as additional heavy oil wells in the Plains core area are brought on production.

Cash flow from operations in the third quarter of 2006 fell 20% compared to the second quarter of 2006 as lower production volumes were partially offset by higher prices and lower royalties. Over the same periods the net loss of $0.6 million ($0.03 per basic and fully diluted share) improved to net income of $0.9 million ($0.05 per basic and fully diluted share) primarily due to higher cash flow and lower depletion charges.

Gas price realizations continued to fall in the current quarter ($6.41/mcf compared to $7.76/mcf in the prior quarter) and oil prices were essentially unchanged to the prior quarter ($48/bbl for heavy oil and $70/bbl for light oil). The Company's overall pricing improved on a per boe basis as heavy oil prices were relatively higher than gas at a 6 to 1 conversion rate. Gas prices fell significantly after initially rising in the quarter and although they have started to rebound, their level will be heavily dependent on winter weather. Heavy oil prices are expected to decrease in the fourth quarter compared to the previous six months as WTI prices have decreased and differentials have widened with seasonality, however prices are expected to be well above fourth quarter 2005 levels of $25/bbl.

Operating expenses per boe increased in the third quarter of 2006 similar to a year ago as new heavy oil wells are brought on stream after the summer drilling program. These wells tend to have higher costs over the first few months of operations. Operating costs are expected to trend down in the fourth quarter as the new heavy oil wells begin to stabilize and relatively higher cost properties were sold in the third quarter.

The field netback improved 18% during the third quarter of 2006 versus the second quarter of 2006 primarily due to higher prices and lower royalties, partially offset by higher operating costs. We expect the field netback per boe will drop in the fourth quarter as heavy oil prices are projected to decrease and royalties are likely to increase.

Capital expenditures in the third quarter of 2006 decreased compared to the second quarter of 2006 when dispositions are included, however without dispositions they increased by about $8 million as the Company embarked on the second phase of it heavy oil drilling program during July and August. Fourth quarter capital expenditures are expected to be about $4 million.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2006 and the next five years are as follows:

	2006	2007	2008	2009	2010	2011
Office lease premises ('000)	$342	$676	$895	$828	$828	$828
Demand bank loan ('000)	$4,191					

Outstanding Share Data

At the date of this report there are 19,637,321 common shares outstanding and 1,798,111 options to purchase common shares outstanding at an average exercise price of $4.19.

Critical Accounting Estimates

A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005. Estimates required under accounting policies are subject to judgements about future events, some of which are beyond the control of the Company. A discussion of the accounting estimates that are critical to the financial statements is contained in the MD&A for the year ended December 31, 2005. One of the estimates relates to the fair value of the Company in order to determine if goodwill has been impaired. In assessing the fair value of the Company, management takes into consideration such factors as: the estimated fair value of the Company's reserves and unproven properties; the current trading value of the common shares; and recent market transactions for similar types of assets. If the Company's common share trading value were to deteriorate from current levels an impairment to goodwill may exist.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2006 and December 31, 2005
(unaudited)

(all amounts in '000)	**September 30, 2006**	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	**$ -**	$145
Accounts receivable	**4,744**	7,094
Prepaids	**605**	385
	5,349	7,624
Property, plant and equipment	**90,965**	95,270
Accumulated depletion and depreciation	**(20,175)**	(8,892)
	70,790	86,378
Goodwill (note 1)	**5,922**	5,602
	$82,061	$99,604
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$10,148**	$9,090
Bank debt (note 4)	**4,191**	22,976
	14,339	32,066
Future tax liability	**5,286**	5,204
Asset retirement obligation (note 5)	**2,133**	2,115
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,369
Contributed surplus (note 2)	**1,346**	453
Retained earnings	**1,631**	2,397
	60,303	60,219
	$82,061	$99,604

See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark — Director

Allen J. Bey — Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	**Nine months ended Sept. 30, 2006**	Nine months ended Sept. 30, 2005
Revenues				
Oil and gas revenue	**$7,023**	$7,030	**$25,621**	$11,113
Royalties, net of ARTC	**(782)**	(1,435)	**(5,429)**	(2,361)
Other income	**56**	85	**156**	217
	6,297	5,680	**20,348**	8,969
Expenses:				
Operating	**1,949**	1,630	**6,743**	2,439
General and administrative	**477**	329	**1,588**	884
Interest	**86**	151	**783**	195
Stock based compensation (note 3)	**308**	131	**893**	228
Depletion, depreciation and accretion	**2,460**	2,627	**11,377**	4,263
	5,280	4,868	**21,384**	8,009
(Loss)/income before income taxes	**1,017**	812	**(1,036)**	960
Taxes				
Current (recovery) (note 6)	**-**	-	**-**	(8)
Capital (note 6)	**(6)**	18	**11**	46
Future (recovery) (note 6)	**132**	160	**(281)**	160
Net (loss)/income for the period	**891**	634	**(766)**	762
Retained earnings, beginning of period	**740**	1,015	**2,397**	887
Retained earnings, end of period	**$1,631**	$1,649	**$1,631**	$1,649
Basic and diluted (loss)/earnings per share (note 2)	**$0.05**	$0.03	**$(0.04)**	$0.05

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	**Nine months ended Sept. 30, 2006**	Nine months ended Sept. 30, 2005
Cash provided by (used in):				
Operating:				
Net (loss) income for the period	**$891**	$634	**$(766)**	$762
Add: Non-cash items:				
Depletion, depreciation and accretion	**2,460**	2,627	**11,377**	4,263
Stock-based compensation	**308**	131	**893**	228
Future taxes (recovery)	**132**	160	**(281)**	160
	3,791	3,552	**11,223**	5,413
Changes in non-cash working capital	**(899)**	(1,015)	**1,476**	(3,585)
	2,892	2,537	**12,699**	1,828
Financing:				
Issuance of common shares	**-**	20	**-**	20
Repurchase of stock options	**-**	(20)	**-**	(20)
Bank debt	**(24,180)**	3,202	**(18,786)**	19,661
	(24,180)	3,202	**(18,786)**	19,661
Investing:				
Property, plant and equipment	**(12,520)**	(7,920)	**(26,645)**	(15,876)
Acquisition of property, plant and equipment	**-**	-	**-**	(23,880)
Disposition of property, plant and equipment	**30,874**		**30,874**	
Changes in non-cash working capital	**2,934**	2,426	**1,713**	9,994
	21,288	(5,494)	**5,942**	(29,762)
Decrease in cash and cash equivalents	**-**	245	**(145)**	(8,273)
Cash and cash equivalents, beginning of period	**-**	114	**145**	8,632
Cash and cash equivalents, end of period	**$0**	$359	**$0**	$359
Interest and cash taxes paid and received:				
Interest paid	**$136**	$151	**$783**	$195
Interest received	**18**	-	**18**	36
Cash taxes paid	**$20**	18	**$37**	46
Cash taxes received	**11**	$-	**11**	$8

See accompanying notes to unaudited consolidated financial statements.

For the Period Ended September 30, 2006 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2005. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2005.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd.

The purchase price allocations for both transactions were initially based on estimates of the fair values of the assets and liabilities as of the closing date. The amounts were adjusted during the quarter due to the completion of applicable tax filings. The net of these adjustments is an increase to the future tax liability and goodwill in the amount of $320.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2005	19,637,321	$57,369
Future tax effect of flow-through share renouncements		(43)
Issued and outstanding on September 30, 2006	19,637,321	$57,326

As of March 31, 2006 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2006.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three and nine month periods ended September 30, 2006 were:

- Three months ended September 30, 2006: 19,637,321 (September 30, 2005 - 19,586,815), and
- Nine month period ended September 30, 2006: 19,637,321 (September 30, 2005 - 14,035,438).

In computing the diluted per share amount for the three and nine month periods ended September 30, 2006 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

- Three months ended September 30, 2006: nil (September 30, 2005 – 122,063), and
- Nine months ended September 30, 2006: 27,484 (September 30, 2005 – 79,096).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. Generally the options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at September 30, 2006.

	Number Of Options	Weighted Average Exercise Price
December 31, 2005	1,120,332	$4.51
Granted	677,779	$3.66
September 30, 2006	1,798,111	$4.19

	Outstanding Options			Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number Of Options	Weighted Average Exercise Price
$3.15 - 3.90	785,167	$3.33	4.7	155,778	$3.47
$4.00 - 5.11	1,012,944	$4.89	2.1	159,667	$4.91
	1,798,111	$4.19	3.23	315,445	$4.20

Contributed Surplus:

The contributed surplus as at September 30, 2006 of $1,346 increased $893 for stock based compensation charges.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 677,779 common share options granted during the nine months ended September 30, 2006 was estimated to be $976. The fair value of these common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	5.25 – 6.00%	Expected volatility:	50 - 55%
Expected life:	3 year average	Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. At September 30, 2006 the limit under the facility was $18 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus any applicable bank fees and also bears a standby charge for un-drawn amounts. The next review for the demand operating facility is to be completed by April 30, 2007.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at September 30, 2006 is approximately $3,500 (December 31, 2005 - $3,385). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	September 30, 2006	December 31, 2005
Opening balance	$2,115	$500
Liabilities incurred during period	305	1,583
Dispositions	(382)	
Accretion	95	76
Actual retirement costs	-	(44)
Closing balance	$2,133	$2,115

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 34.50% (September 30, 2005: 37.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	September 30, 2006	September 30, 2005
Net (loss) income before taxes	$(1,036)	$960
Statutory income tax rate	34.50%	37.62%
Expected income taxes	(357)	361
Add (deduct):		
Stock-based compensation	308	86
Non-deductible crown charges	259	454
Resource allowance	(249)	(459)
Change in Enacted Rates	(427)	(92)
Other	185	10
Change in valuation allowance		(200)
Provision (recovery) for income taxes	(281)	160
Current tax recovery of prior period	-	(8)
Capital tax	11	46
Provision (recovery) for income taxes	$(270)	$198

Corporate Information

BOARD OF DIRECTORS

Stuart G. Clark
Chairman of the Board
Independent Businessman
Calgary, Alberta

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS

Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE

Suite 1800 Western Canadian Place
700 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Telephone: (403) 218-4380
Fax (403) 234-0598
e-mail: info@rockenergy.ca

AUDITORS

KPMG LLP

BANK

Royal Bank of Canada

ENGINEERING CONSULTANT

GLJ Petroleum Consultants Ltd.

SOLICITORS

Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING

TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT

Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

WEBSITE

www.rockenergy.ca

rockenergy INC.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

Signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President, Finance and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

Signed "Peter D. Scott"
Peter D. Scott
Vice President, Finance and CFO